Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 14
DATED MARCH 9, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 14 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 10 dated January 13, 2011, Supplement No. 11 dated January 26, 2011, Supplement No. 12 dated February 7, 2011 and Supplement No. 13 dated March 1, 2011.  Unless otherwise defined in this Supplement No. 14, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Recent Acquisitions

On February 25, 2011, we purchased the following property:

Property Name	Date Acquired	Total Square Feet	Approx. Purchase Price	Cap Rate (1)	Approx. Annualized Base Rent	Average Annualized Base Rent per Square Foot	Average Remaining Lease Term in Years	Econ-omic Occ-upancy (2)	Phy-sical Occ-upancy
Waxahachie Crossing --Waxahachie, TX	02/25/11	97,011	$15,500,000	8.01%	$1,276,000	$13.16	7.6	96.3%	96.3%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the purchase price of the property.  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2) Economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

Waxahachie Crossing.  On February 25, 2011, we, through Inland Diversified Waxahachie Crossing Limited Partnership, a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 97,011 square foot center located in Waxahachie, Texas, known as “Waxahachie Crossing.”  We purchased this property from an unaffiliated third party for $15.5 million.  Closing costs did not exceed $75,000.    We funded approximately $7.75 million of the purchase price with proceeds from our offering.  Concurrent with closing, we entered into a $7.75 million loan secured by a first mortgage on the property, for the remainder of the purchase price.  This loan bears interest at a fixed rate equal to 5.55% per annum, and matures on March 1, 2021.  We will be required to make monthly payments of interest only.  The loan may be prepaid, in full, but not in part, anytime after April 1, 2013, provided that if the prepayment occurs before the date that is two months prior to the maturity date, the borrower will be required to pay a prepayment premium.

The cap rate for the property is approximately 8.01%.  In deciding to acquire this property, we considered the following:

Leasing Activity

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The property is 96.3% leased to eight tenants.

•

The property was constructed between 2008 and 2010, and the weighted-average remaining lease term is approximately 7.6 years.

•

Currently there are two vacant spaces that total approximately 3,600 square feet.

Tenant Mix

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Retail tenants include Best Buy, Ross Dress for Less, PetSmart, Famous Footwear, Maurices, AT&T, Mattress Firm and Pro Nails.

Location

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The property is shadow-anchored by Home Depot and JC Penney.

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The property is located at the primary intersection of U.S. Highway 77 and U.S. Highway 287 Bypass, approximately six miles south of Interstate Highway 35.

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Waxahachie is located approximately thirty miles south of the Dallas central business district and approximately forty miles southeast of the Fort Worth central business district.

Demographics

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The population within a three-mile radius of the property is approximately 27,200, and has increased by an average of 3.57% per year since 2000.

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The population within a five-mile radius of the property is approximately 37,100, and has increased by an average of 3.40% per year since 2000.

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The estimated average household income within a three-mile radius is approximately $67,500.

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The estimated average household income within a five-mile radius is approximately $69,600.

We believe that Waxahachie Crossing is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are ten competitive properties located within approximately three miles of the property.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

During the month of February 2011, we issued approximately 2,671,000 shares of our common stock resulting in aggregate gross offering proceeds of approximately $26.6 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.  The following table provides information regarding the total shares sold in our offering as of February 28, 2011.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	30,575,085	304,036,151	28,783,693	275,252,458

Shares sold pursuant to our distribution reinvestment plan:	658,865	6,259,211	–	6,259,211

Shares purchased pursuant to our share repurchase program:	(36,387)	(349,526)	–	(349,526)
Total:	31,217,563	$310,145,836	$28,783,693	$281,362,143

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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